2850 Red Hill Avenue, Suite 100

Santa Ana, CA 92705

www.aurasound.com

September 6, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathryn Jacobson, Senior Staff Accountant

Re:	AuraSound, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
Form 10-Q/A for the Quarter Ended March 31, 2011
Filed August 11, 2011
File No. 0-51543

Ladies and Gentlemen:

AuraSound, Inc. (the “Company,” “we,” “our” or “us”) hereby respectfully submits its responses to the Commission Staff comments made by letter dated August 22, 2011, relating to the Company’s Form 10-Q/A for the Quarter Ended March 31, 2011. The Company’s responses are keyed to numbered paragraphs that correspond to the comments made by the Commission Staff in the August 22 letter. Each response is preceded by a reproduction of the corresponding Commission Staff comment.

Form 10-Q/A for the Quarter Ended March 31, 2011

Item 4. Controls and Procedures

Please amend your filing to include the certification required under Item 307 of Regulation S-K stating your conclusion with respect to the effectiveness of disclosures and controls as of March 31, 2011. Additionally, confirm to us that you will include such certification in each future filing of your Form 10-Q.

Company Response: We will amend our Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2011 to include the certification required under Item 307 of Regulation S-K stating our conclusion with respect to the effectiveness of our disclosure controls and procedures as of March 31, 2011. Additionally, we confirm that we will include such certification in each future filing of our Form 10-Q.

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Exhibit 31.1

Exhibit 31.2

Please amend your filing and revise the certifications contained in Exhibits 31.1 and 31.2 to comply with the form and content prescribed in Item 601(B)(31) of Regulation S-K.

Company Response: We will amend our Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2011 and revise the certifications contained in Exhibits 31.1 and 31.2 to comply with the form and content prescribed in Item 601(B)(31) of Regulation S-K.

* * * * *

The Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; provided, however, that the foregoing shall not preclude the Company from asserting any defense, counterclaims or similar action or remedy that may otherwise be available to the Company at law or in equity.

If you have any questions regarding the responses set forth herein or requires additional information, please contact me by telephone at (949) 829-4000, ext. 103, or by facsimile at (949) 435-2149.

Sincerely,

/s/ Aman Singha
Aman Singha
Chief Administrative Officer

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